HIVE Digital Technologies Enters Colombia's Deep Andean Capital Markets With Colombia Listing, Advancing Its Role as Latin America's Emerging Leader in Green AI and Bitcoin Infrastructure

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated November 25, 2025 to its short form base shelf prospectus dated October 31, 2025.

San Antonio, Texas--(Newsfile Corp. - December 11, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (BVC: HIVECO) (the "Company" or "HIVE"), a diversified multinational digital infrastructure company, is expanding its Latin American capital-markets presence with a new listing on the Colombian Stock Exchange-one of the region's deepest, broadest, and most institutionally connected exchanges. As part of the integrated Andean marketplace linking Colombia, Peru, and Chile, the exchange provides regional investors with enhanced access and cross-border liquidity.

By joining this platform, HIVE becomes the first Bitcoin-and-AI infrastructure company to list in Colombia, reinforcing its position as a major renewable-powered data center operator in Latin America and complementing its long-standing listings in Canada, Germany, and on Nasdaq.

This milestone strengthens HIVE's visibility among investors seeking exposure to sustainable high-performance computing, Bitcoin mining, and next-generation AI infrastructure across the Americas. It also aligns with Colombia's emergence as a regional technology hub and its growing participation in global AI governance frameworks.

The AI Industrial Revolution: How Bitcoin Miners Became the Early Pioneers

The world is entering a massive AI industrial revolution, with global demand for compute power far outpacing traditional data-center capacity. Industrial AI requires enormous energy throughput, advanced cooling, and highly scalable digital infrastructure-conditions that few industries were prepared to meet.

Bitcoin miners were among the first to solve these problems.

Long before AI hyperscalers began competing for power and GPUs, Bitcoin miners built:

  large-scale compute clusters
  on surplus or stranded energy
  with high uptime requirements
  across remote and renewable energy markets

This early pioneering work demonstrated that renewable, low-cost, underutilized energy could support mission-critical digital infrastructure at industrial scale. That foundation is now enabling the rise of Tier III+ HPC data centers stacked with GPU clusters, the new backbone of global AI computing.

HIVE was among the first to recognize this convergence-and is now executing one of the industry's clearest transitions from Tier I Bitcoin mining to Tier III AI and HPC cloud infrastructure.

Tiered Data Center Growth Strategy: From Tier I Surplus Energy to Tier III AI Compute

  Foundational Tier I Buildout in Paraguay: HIVE has developed large-scale Tier I data centers in Paraguay powered entirely by hydroelectricity. These facilities support more than 25 Exahash per Second ("EH/s") of Bitcoin mining capacity, generating stable, recurring cash flow. Bitcoin miners like HIVE proved early on that large compute clusters could monetize stranded and surplus energy, paving the way for today's AI-driven data-center expansion.

  Upgrading to Advanced Tier III+ HPC: Building on this foundation, HIVE is converting key locations-including operations in Sweden and Canada-from Bitcoin-only Tier I sites into Tier III+ liquid-cooled HPC data centers. These facilities can host next-generation GPUs and hyperscale AI workloads, materially expanding HIVE's addressable market and accelerating time to revenue from enterprise AI and HPC cloud customers.

  Scaling GPU Capacity Across Renewable Power: HIVE's long-term roadmap includes deploying over 36,000 GPUs dedicated to AI and HPC cloud services. Each expansion phase is engineered around renewable, surplus, or stranded energy sources to maximize sustainability, resilience, and low-cost performance for compute-intensive applications.

Multinational Operations and Latin America Expansion

HIVE now operates across nine time zones and five languages, with teams and infrastructure spanning Canada, Sweden and Paraguay. This global footprint strengthens regulatory agility, operational resilience, and local market development.

Paraguay as the Regional Blueprint

HIVE's Paraguay expansion-scaling toward 400 MW of renewable capacity-serves as its blueprint for community-focused digital infrastructure. The initiative includes local hiring, educational partnerships, and green-energy programs that support economic development and digital skills across the region.

A Strategic Inflection Point for Andean Investors

The Bogotá listing marks a strategic inflection point, opening a new, efficient capital-markets channel for investors across the interconnected Andean exchanges of Colombia, Peru, and Chile. It reinforces HIVE's long-term commitment to building responsible, sustainable digital infrastructure in Latin America at a time when the region is expanding its technology footprint and deepening its role in global AI transformation.

Revenue Momentum and Strategic Positioning

HIVE recently reported record quarterly revenue of $87.3 million, representing approximately 285% year-over-year growth, and gross operating margin of $42.4 million (49%), driven by strong Bitcoin production and rapidly rising demand for the company's BUZZ HPC cloud platform.

HIVE is executing a dual-engine strategy:

1. High-efficiency Bitcoin mining provides recurring cash flow.

2. Cash flow is reinvested into Tier III+ AI-ready data center buildouts, powering long-cycle HPC and AI infrastructure growth.

This flywheel positions HIVE to benefit from both Bitcoin's global adoption and the growth of industrial AI computing.

A New Convergence: Bitcoin Mining Meets Industrial AI

HIVE's evolution from Tier I mining assets to advanced Tier III AI data centers reflects a global convergence between digital-asset computation and industrial artificial intelligence. Bitcoin miners were among the first to demonstrate that massive, energy-intensive compute clusters could thrive on renewable, surplus, or stranded energy. Today, that expertise is driving the rise of GPU-dense HPC centers, enabling scientific computing, enterprise AI, and hyperscale cloud workloads.

As the AI super-cycle accelerates, HIVE is positioning itself at this intersection-bridging renewable energy, high-performance computing, and next-generation digital services. With its new listing on the Colombian Stock Exchange, HIVE now provides Latin American investors direct access to this transformation and to the industrial AI revolution reshaping global computing.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered exclusively by green energy. Today, HIVE builds and operates next-generation blockchain and AI data centers across Canada, Sweden, and Paraguay, serving both Bitcoin and high-performance computing (HPC) clients. HIVE's twin-turbo engine infrastructure-driven by Bitcoin mining and NVIDIA GPU-accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube:https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

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